UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  ) *

CONNECTURE, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

20786J106

(CUSIP Number)

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

c/o Francisco Partners Management L.P.

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

Telephone: (415) 418-2900

with copies to:

Adam D. Phillips, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20786J106	Page 2

1	Names of reporting persons: Francisco Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 7,401,333*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 7,401,333*
11	Aggregate amount beneficially owned by each reporting person: 7,401,333*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 22.3%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 33,306 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,115,225 shares of Common Stock outstanding as of March 11, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 3

1	Names of reporting persons: Francisco Partners IV-A, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 3,709,778*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 3,709,778*
11	Aggregate amount beneficially owned by each reporting person: 3,709,778*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 11.2%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 16,694 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,115,225 shares of Common Stock outstanding as of March 11, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 4

1	Names of reporting persons: Francisco Partners GP IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,111,111*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,111,111*
11	Aggregate amount beneficially owned by each reporting person: 11,111,111*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 33.4%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 50,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,115,225 shares of Common Stock outstanding as of March 11, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 5

1	Names of reporting persons: Francisco Partners GP IV Management Limited
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ Not Applicable
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,111,111*
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,111,111*
11	Aggregate amount beneficially owned by each reporting person: 11,111,111*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11): 33.4%†
14	Type of reporting person: PN

*	The aggregate number and percentage of Common Stock of the Issuer beneficially owned consists of 50,000 shares of Series A Convertible Preferred Stock (“Preferred Stock”) held directly by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., convertible into Common Stock of the Issuer, subject to certain conditions and adjustments.
†	The calculation of the foregoing percentage is based on 22,115,225 shares of Common Stock outstanding as of March 11, 2016, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2016, plus the shares of Common Stock issuable upon the conversion of the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. 20786J106	Page 6

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Connecture, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045. As reported in the Company’s Definitive Proxy Statement on Schedule 14A (the “2016 Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2016, as of March 11, 2016, there were 22,115,225 shares of Common Stock outstanding.

Item 2.	Identity and Background

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Francisco Partners IV, L.P., a Cayman Islands exempted limited partnership (“FP IV”), (ii) Francisco Partners IV-A, L.P., a Cayman Islands exempted limited partnership (“FP IV-A”), (iii) Francisco Partners GP IV, L.P., a Cayman Islands exempted limited partnership (“FP GP IV”), and (iv) Francisco Partners GP IV Management Limited, a Cayman Islands exempted company (“FP GP Management” and collectively with FP IV, FP IV-A, FP GP IV and their affiliates, “Francisco Partners”). Each of FP IV and FP IV-A is controlled by its general partner, FP GP IV. FP GP IV is controlled by its general partner, FP GP Management. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 1.

(b) The business address of each of the Reporting Persons is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(c) The principal business of each of FP IV and FP IV-A is to invest directly or indirectly in various companies.

The principal business of FP GP IV is to serve as the general partner of various limited partnerships, including FP IV and FP IV-A.

The principal business of FP GP Management is to serve as general partner of FP GP IV and to provide management services to FP IV and FP IV-A at the request of FP GP IV.

The Directors of FP GP Management are Mr. Dipanjan Deb and Mr. Tom Ludwig and the Investment Committee of FP GP Management consists of Mr. Deb, Mr. David Golob, Mr. Ezra Perlman, and Mr. Keith Geeslin. The business address of Messrs. Deb, Ludwig, Golob, Perlman and Geeslin is One Letterman Drive, Building C – Suite 410, San Francisco, California 94129.

(d) During the last five years, none of the persons listed in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons listed in this Item 2 has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Messrs. Deb, Ludwig, Golob, Perlman and Geeslin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On May 2, 2016 (the “Closing Date”), pursuant to an investment agreement, dated March 11, 2016, by and among the Company, FP IV, FP IV-A and Chrysalis Ventures II, L.P. (“Chrysalis” and collectively with FP IV and FP IV-A, the “Investors” and such agreement, the “Investment Agreement”), FP IV purchased 33,306 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Preferred Stock”) and FP IV-A purchased 16,694 shares of Preferred Stock for an aggregate purchase price of $50,000,000. The purchase price of the Preferred Stock was paid for by funds readily available to Francisco Partners. The source of funds for this consideration was the available capital of Francisco Partners, which may, at any given time, include borrowings under a working capital line of credit with First Republic Bank or capital contributions from investors in the Francisco Partners funds, each in the ordinary course of business.

CUSIP No. 20786J106	Page 7

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Preferred Stock for investment in the ordinary course of business, as they believed that the shares of Preferred Stock represented an attractive investment opportunity, subject to the following:

Pursuant to an investor rights agreement (the “Investor Rights Agreement”), dated as of the Closing Date, by and among the Company and the Investors, the Company granted Francisco Partners the right to (i) designate one member of the board of directors of the Company (the “Board”), which designee shall be entitled to serve on the compensation committee of the Board, and one Board observer for so long as it holds at least 25% of the equity interests purchased by it at the Closing and at least 5% of the outstanding equity interests on an as-converted basis and (ii) designate one Board observer for so long as it does not hold at least 25% of the equity interests purchased by it at the Closing or does not hold at least 5% of the outstanding equity interests on an as-converted basis, but holds at least 10% of the equity interests purchased by it at the Closing. The Investor Rights Agreement also granted Francisco Partners the right to require the Company to file with the Commission a registration statement to register for resale the Investors’ shares of Preferred Stock and any shares of Common Stock issuable upon conversion of the Preferred Stock (the “Conversion Shares” and collectively, the “Registrable Securities”).

Pursuant to the Company’s Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (the “Certificate of Designations”), filed with the Secretary of State of Delaware on April 29, 2016, the shares of Preferred Stock, among other things:

•	have a stated value of $1,000.00 (the “Stated Value”) and a conversion price of $4.50, subject to certain adjustments;

•	is initially convertible into such number of shares of Common Stock equal to the Stated Value, subject to certain adjustments, plus all accrued and unpaid dividends thereon divided by the conversion price then in effect;

•	is entitled to vote with the Common Stock on an as-converted basis;

•	is entitled to dividends at the annual rate of 7.5% (which will increase in certain circumstances, but in no event will be more than 16.5% annually), payable quarterly in kind; provided that the Company may elect to pay such dividends in cash following the second anniversary of the Closing;

•	upon any liquidation, will be entitled to receive, prior to any payments in respect of the Common Stock, an amount equal to the liquidation preference;

•	is required to approve the following actions by the Company upon the vote of a majority of the outstanding shares of Preferred Stock: (a) any amendment or alteration of the rights, powers or preferences of the Preferred Stock, (b) any amendment or alteration of the Company’s Certificate of Incorporation in a manner that would adversely affect the Investors’ ability to transfer their securities or convert their Preferred Stock into Common Stock, (c) any authorization or creation of any class of stock ranking as to dividends, redemption or distribution of assets upon certain liquidation events, senior to, or otherwise pari passu with, the Preferred Stock, (d) any declaration or payment of any dividend or distribution on any securities ranking junior to the Preferred Stock, or (e) entering into any agreement with respect to any of the foregoing;

•	beginning in 2018, may be forced by the Company to convert into shares of Common Stock if the closing price of the Common Stock is at least 175% of the then-applicable conversion price of the Common Stock for 45 consecutive trading days when there was a minimum trading volume of at least 75,000 shares for 40 of such 45 trading days; and

CUSIP No. 20786J106	Page 8

•	will be redeemable (i) at the option of the Investors after the seventh anniversary of the Closing, (ii) at the option of the Investors in the event of a Fundamental Change (as that term is defined in the Certificate of Designations) of the Company, or (iii) at the option of the Company in the event of a Fundamental Change.

The descriptions of the Investment Agreement, the Investor Rights Agreement and the Certificate of Designations in Item 3 and this Item 4 are not intended to be complete and are qualified in their entirety by the Investment Agreement, the Investor Rights Agreement and the Certificate of Designations, respectively, each of which is filed as an exhibit hereto and is incorporated by reference herein.

The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and have in the past and may in the future engage in discussions with management, the Board, other stockholders and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Company. Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their shares of Preferred Stock and/or Conversion Shares, engaging in similar transactions with respect to the shares of Preferred Stock, seeking additional Board representation or taking other action to effect changes in the Board composition, ownership structure or operations of the Company, encouraging the Company to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Based on the information set forth in the 2016 Proxy Statement, there were 22,115,225 shares of the Common Stock issued and outstanding as of March 11, 2016. Pursuant to the Investment Agreement, as of the Closing Date and the Filing Date, FP IV and FP IV-A together hold 50,000 shares of Preferred Stock. The shares of Preferred Stock held by FP IV and FP IV-A, as of the Closing Date, are convertible at any time at their option into 11,111,111 shares of the Common Stock, or 33.4% of the Common Stock deemed issued and outstanding as of the Closing Date and the Filing Date, based on the initial conversion price of $4.50 per share, subject to certain adjustments.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

Except as set forth herein, none of the Reporting Persons has engaged in any transactions during the 60 days prior to the Closing Date, and between the Closing Date and the Filing Date, in any securities of the Company, except as expressly set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The preferences, limitations, powers and relative rights of the Preferred Stock are set forth in the Certificate of Designations.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, dated May 9, 2016, by and among the Reporting Persons.

CUSIP No. 20786J106	Page 9

2.	Investment Agreement, dated as of March 11, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on March 14, 2016.

3.	Amendment No. 1 to Investment Agreement, dated as of April 28, 2016, among the Company and the Investors, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

4.	Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Connecture, Inc., dated as of April 29, 2016, incorporated herein by reference to the Form of Certificate of Designations which is set forth as Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

5.	Investor Rights Agreement, dated as of May 2, 2016, by and among the Company and the Investors, incorporated herein by reference to the Form of Investor Rights Agreement which is set forth as Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 4, 2016.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2016

FRANCISCO PARTNERS IV, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS IV-A, L.P. By: Francisco Partners GP IV, L.P., its General Partner By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV, L.P. By: Francisco Partners GP IV Management Limited, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Co-President